SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

USANA Health Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90328M107

(CUSIP Number)

Dr. Myron W. Wentz

3838 West Parkway Boulevard

Salt Lake City, Utah 84120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Gull Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,579,899
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,579,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,579,899
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Myron W. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION St. Kitts & Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,579,899
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,579,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,579,899
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

This Amendment No. 2 (this “Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008 by Myron W. Wentz (“Dr. Wentz”) and certain other reporting persons named therein, and amended by Amendment No. 1 thereto filed with the Commission on May 22, 2018 by Dr. Wentz and Gull Global Limited (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (“Shares” or “Common Stock”), of USANA Health Sciences, Inc., a Utah corporation. This Amendment No. 2 reflects changes to items 4, 5 and 7 of the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The Reporting Persons sold an aggregate of 445,854 Shares between May 23 and May 31, 2017, for aggregate gross proceeds of $51,286,692.92 for liquidity purposes.”

Item 5.	Interest in Securities of the Issuer.

(a)       Gull Global is the beneficial owner of 10,579,899 Shares, constituting approximately 43.8% of the outstanding Shares, based on 24,176,523 Shares outstanding as of May 4, 2018 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 9, 2018. Dr. Wentz is deemed to be the beneficial owner of the 10,579,899 Shares held by Gull Global, constituting approximately 43.8% of the outstanding Shares.

(b)       The Reporting Persons share the power to vote or direct the vote of the Shares beneficially owned by them, and the power to dispose of or direct the disposition of such Shares.

(c)       The following table describes all transactions in the Common Stock by the Reporting Persons since the filing of Amendment No. 1. Neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any other person named in Item 2 of the Schedule 13D, have effected any other transactions in the Common Stock since the filing of Amendment No. 1.

Date of Transaction (1)	Number of Shares	Price per Share (2)	Price Range
5/23/2018	4,144	$120.86	$120.61 to $120.91
5/25/2018	100,000	$115.00	-
5/29/2018	95	$115.50	-
5/29/2018	175,000	$113.57	$113.25 to $114.00
5/30/2018	50,000	$115.00	-
5/30/2018	12,537	$115.72	$115.50 to $116.45
5/30/2018	25,000	$117.00	-
5/30/2018	17,751	$117.26	$116.50 to $117.475
5/30/2018	2,382	$117.54	$117.50 to $117.625
5/31/2018	50,000	$117.25	-
5/31/2018	7,235	$117.40	-
5/31/2018	1,710	$117.54	$117.50 to $117.58

(1)	The shares were held directly by Gull Global. Gull Global and Dr. Wentz shared or share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held directly by Gull Global, and therefore, Gull Global and Dr. Wentz both may be deemed to be the beneficial owners of such Shares. All transactions appearing on the table were open market sales.

(2)	In certain cases the indicated price is the weighted average of the prices for multiple transactions on the indicated date. The range of actual prices is indicated in the “Price Range” column. The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the number of Shares purchased or sold at each separate price.

(d)       Not applicable.

(e)        Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding reference to the following exhibits filed with this Amendment No. 2:

Exhibit 1 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2018

Gull Global Limited

By:	/s/ Selwyn Richardson	Steven L. McKinney
Name:	Selwyn Richardson	Steven L. McKinney
Title:	Authorized Signatories of:
Baraterre Limited and Tarpumbay Limited
Directors

MYRON W. WENTZ

/s/ Myron W. Wentz
Name:	Myron W. Wentz
Title:	Director

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 2 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 31, 2018

Gull Global Limited

By:	/s/ Selwyn Richardson	Steven L. McKinney
Name:	Selwyn Richardson	Steven L. McKinney
Title:	Authorized Signatories of:
Baraterre Limited and Tarpumbay Limited
Directors

MYRON W. WENTZ

/s/ Myron W. Wentz
Name:	Myron W. Wentz
Title:	Director